EXHIBIT 16


Cambridge Antibody Technology Group plc                 Oxygen Glycosciences plc
Milstein Building                                                      The Forum
Granta Park                                                       86 Milton Park
Cambridge                                                                 Milton
CB1 6GH                                                                 Abingdon
                                                                     Oxfordshire
                                                                        0X14 4RY

22 January 2003

Dear Sirs,

Project Boat

In this letter "Bidder" means Cambridge Antibody Technology Group plc, "Target" means Oxford Glycosciences plc, "Party" means either Target or Bidder and "Parties" means both of them and "Group" means, in relation to each Party, that Party and its subsidiary undertakings and any parent undertaking of that Party and all other subsidiaries and subsidiary undertakings of any parent undertaking of that Party. Also, in this letter, "Proposed Transaction" means the proposed combination of Target with Bidder which may be effected by way of an offer (the "Offer") or scheme of arrangement (the "Scheme").

In consideration of the Bidder having commenced due diligence and continued to negotiate with the Target in relation to the Proposed Transaction, the Parties agree as follows:

1.    From the date of this letter up to and including:

      (i) if an announcement of the Proposed Transaction is made in accordance with Rule 2.5 of the City Code on Takeovers and Mergers (the "Code") on or before 28 February 2003 and provided that relevant documentation is issued to shareholders by no later than the date falling 28 days after such announcement is made, the earliest to occur of:

            (a) the date on which the Offer becomes or is declared unconditional as to acceptances or the Scheme becomes effective;

            (b) the date on which the shareholders of Target vote on, but do not pass, on the first occasion on which they are put to them, the resolutions needed to effect the Scheme;

            (c) the date on which the shareholders of Bidder vote on, but do not pass, on the first occasion on which they are put to them, the resolutions needed to effect the Offer or the Scheme;

            (d)   the date on which the Offer or Scheme lapses; or

      (ii) if any such announcement is not made on or before 28 February 2003, 1 March 2003,

      (the "Non-Solicitation Period"),

      the Target will not and will procure that each other member of the Target's Group and its and their directors, officers and employees, and will instruct any financial advisers, lawyers or brokers employed or to be employed by it not to, directly or indirectly:

      (a) solicit or initiate any proposals or offers from any entity other than the Bidder relating to or in respect of any general offer for the Target's shares or any proposal for a merger of the Target's Group with any other entity (a "Prohibited Transaction"); or

      (b) dispose of any material assets of or used by the Target's Group without having first informed the Bidder of its intention to make such a disposal; or




      (c) provide any information to any third party other than the Bidder in connection with a Prohibited Transaction unless such information (to the extent not already provided to the Bidder) shall be provided to the Bidder at the same time as it is provided to such third party.

2. The Target shall notify the Finance Director or the Chief Executive Officer of the Bidder of the fact that they have received any approach, proposal or suggestion by any third party (other than the Bidder) in connection with a bona fide potential Prohibited Transaction promptly upon and in any event by no later than the business day following the Target or any other member of the Target's Group becoming aware of the relevant matter.

3. The Target confirms that, as at the date of this letter, neither it nor any of its directors, officers or any other members of the Target's Group are directly or indirectly engaged in discussions or negotiations relating to a Prohibited Transaction.

4. The Parties' obligations in paragraph 1 of this letter shall cease to have effect:

      (a)   on the expiry of the Non-Solicitation Period; or

      (b) if negotiations and/or discussions between the Parties relating to the Proposed Transaction breakdown,

      whichever is the earliest to occur.

5. Any breach of this letter by the Target may not be capable of remedy by the payment of a sum of liquidated damages and accordingly the Target acknowledges that, in addition to all other remedies the Bidder may be entitled to as a matter of law, the Bidder may (at the Court's discretion) be entitled as a matter of law to injunctive relief and any other form of equitable relief to enforce the provisions of this letter.

6. For the purposes of this letter, the expressions "parent undertaking" and "subsidiary undertaking" have the meanings respectively given to them in
      Section 258 Companies Act 1985.

7. No provision of this letter is intended to be enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999.

8. No delay in exercising or non-exercise of any right, power or remedy provided by law or under or in connection with this letter shall impair, or otherwise operate as a waiver or release of, that right, power or remedy.

9. If all or any part of any provision of this letter shall be or become illegal, invalid or unenforceable in any respect, then the remainder of that provision and/or all other provisions of this letter shall remain valid and enforceable and the remaining liabilities of the Parties under this letter shall not be affected or impaired.

10. This letter shall be governed by and construed in accordance with the laws of England.

11. Nothing in this letter will preclude the Target from responding to or dealing with any unsolicited approach or an approach initiated by a third party relating to a Prohibited Transaction.

Yours faithfully,



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Director for and on behalf of Oxford Glycosciences plc


/s/ [illegible]
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Director for and on behalf of Cambridge Antibody Technology Group plc


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